Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Vermilion Energy Trust Suspends its Distribution Reinvestment Plan

     CALGARY, May 14 /CNW/ - Vermilion Energy Trust (VET.UN-TSX) announces that the board of directors of Vermilion Resources Ltd., administrator of the
Trust, has determined to suspend its Distribution Reinvestment Plan (DRIP)
indefinitely effective June 16, 2008. Given the strong commodity price environment, the Trust is generating funds from operations that exceed the requirements needed to sustain its business model. Historically, Vermilion has maintained a total payout (including net distributions, development capital, asset retirement obligations and contributions to the reclamation fund) less than or equal to funds from operations. At current commodity levels, that total payout ratio is nearing 60% of available funds. The DRIP program, designed to provide investors with an incentive to receive additional units in lieu of distributions, is currently effecting unnecessary dilution to existing unitholders.
     Vermilion will advise as to when the Distribution Reinvestment Plan will be reinstated.

     Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through the execution of asset optimization programs and strategic acquisitions. Vermilion also exposes its unitholders to significant upside opportunities while limiting capital risk. Management and directors of the Trust hold approximately 10% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto
Stock Exchange under the symbol VET.UN

     This document contains forward-looking financial information including cash flow, unitholder distributions, and capital expenditure projections.
These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results.
These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, production demand, transportation restrictions, risks associated with changes in tax, royalty and regulatory regimes and risks associated with international activities. Additional risks and uncertainties are described in the Trust's
Annual Information Form which is filed on SEDAR at www.sedar.com
     Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements. Forward looking statements contained in this document are made as of the date hereof and are subject to change. The Trust assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.

     %SEDAR: 00018945E          %CIK: 0001293135

     /For further information: Paul Beique, Director Investor Relations, 2800,
400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4, Phone: (403) 269-4884, Fax:
(403) 264-6306, IR Toll Free: 1-866-895-8101, www.vermilionenergy.com/
     (VET.UN.)

CO:  Vermilion Energy Trust

CNW 12:20e 14-MAY-08